Exhibit 99.7
October 18, 2006 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter ended September 30, 2006.
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
Sudip Banerjee, President — Enterprise Solutions SBU
Girish Paranjpe, President –Financial Solutions SBU
Suresh Vaswani, President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
Dr. A.L.Rao, President – Product Engineering Services SBU
CNBC: We have with us Wipro top management with us now from Bangalore. Suresh Senapaty, Chief Financial Officer at Wipro; Sudip Banerjee, President — Enterprise Solutions; Girish Paranjpe, President — Financial Solutions; Dr. A L Rao, Chief Operating Officer, and Suresh Vaswani, President — IT Practices and Mr. T K Kurien President – Wipro BPO. All gentlemen joined in. Now thanks very much all of you for joining in.
Suresh Senapaty, Good morning. You have pulled a rabbit out of your hat. Tell us where the surprise came in from and if you could break up the volume growth between the various businesses.
Suresh Senapaty: I think it is a very satisfying quarter that we had. The volume growth has been very good in terms of 7.9% and we had also a little uptake in terms of the blended prices. We had an overall revenue growth at Wipro Limited level of 41% and 46% on the net income basis.
If you look at the global IT services business it has grown pretty well. The sequential growth has been 9% in dollar terms and 11% in rupee terms, and despite sort of some of the extra cost that we had to go through in Q2 with respect to restricted stock units as well as the compensation increase, we were able to close it with a very narrow change.
The growth was a good growth and that came as usual from our Banking & Financial Services vertical, our Technology Media, Transportation and Services vertical, and similarly if you look at all our Horizontals, whether it is testing, technology infrastructure services, package implementation and BPO they have all grown. BPO improved in terms of the margin by 260 basis points and also the growth has been about 9% sequential. So overall, very satisfying and very good headcount we got last quarter.
CNBC: Could you talk a little bit more about the margin performance because we were expecting a bit of a slippage, but you seemed to have neutralized that? Could you break it up how the margins managed to be stable in this quarter?
Suresh Senapaty: I think more of it has come from operational improvement because we had the downside of the compensation increase we gave on 1st of September as well as the restrictive stock units that we granted in the month of July 06, and the combined impact of that was about 1.5%. Similarly we had a reduction in the utilization, and that had an adverse impact, but net-net the positive impact has been in terms of the bulge mix, uptake in the realization and the expansion in margin in BPO. Even some of the benefits we got in acquisition overall. Net-net we have been able to keep it at 24.4.
CNBC: Will you be able to hold it there, because you have another round of salary hikes that happen in Q3.
Suresh Senapaty: Yes. I think the momentum vis-à-vis performance excellence has been taking higher level of intensity. We will have an impact of about 2 percentage point in Q3 for the balance impact of the compensation, which means the 1st of November compensation increase that we will give for some of the other team members, key offshore, plus the impact of the compensation in terms of one month in Q2 versus all the three months in Q3 it will have about 2%. But we think that there are enough levers as the momentum has already started and we should be able to manage the margins within a narrow range that we talked about in Q2 and similar would be the expectation for Q3.
CNBC: Girish morning. Can you talk about the financial services performance, break it up for us in terms of the client addition and so on, and the deal sizes that you are being able to win?
Girish Paranjpe: I must say that we continue to grow robustly in the financial services side. I think that this is the 8th quarter that we have done 50% year-on-year growth and if I look at the CAGR that is also about 10% for a long time now. It is primarily driven by several things. One is that we continue to see a very strong environment for our clients intending to spend more money on IT and all the surround services. We have built long-term strategic relationships with them. So with many of our clients we participate in their key projects, architecture work and in executions. So as a result, when the demand environment is strong, we have a strong relationship and our execution track record is excellent, it helps us to continue to grow the business. We have strong presence in the top 10 accounts of Wipro as well.
CNBC: Sudip Banerjee, could you put in perspective how the inorganic features have kicked in and whether the process of integration is going smoothly both from a top line and from a margin impact point of view? Could you just outline what happened this quarter?
Sudip Banerjee: Yes, as far as the Enabler acquisition is concerned this is in the retail space, we met both the top line as well as the margins that we had targeted for. The same has happened with the Empower acquisition, and there are other acquisitions which have come in during the course of the quarter, but overall, our acquisition performance has been satisfactory and the margins have also been satisfactory from the acquisition. So that has helped in making a robust performance. Both the inorganic deals added to the organic deals has lead to our overall performance being where it is; it is 9.3% sequential growth in dollar terms and 11% sequential growth in rupee terms.
Suresh Senapaty: Just to supplement I think acquisition on a net total basis we had posted an operating loss in Q1, but Q2 we turned around where we had a profit and we expect going forward that profit as a percentage to revenue will keep going up.
CNBC: Suresh I heard you speak about pricing improvement, could you break that up between new orders as well as old existing orders and what exactly you are seeing on the ground and likely to see in the second half as well?
Suresh Senapaty: I would say on a summary basis that the pricing environment is stable. We had got some of the contracts for renewal where we have generally got a favorable response from the customer on pricing. The new customers are coming in at a better pricing, but always when you talk about the realization it is a function of mix, what kind of practices you are offering and onsite/off shoring etc. So while it could change on a narrow basis, but on a rate card basis we are generally seeing a positive bias in the pricing.
CNBC: When you look at the sort of pipeline we have and the pricing traction that you just mentioned Suresh would you say the second half of this financial year would probably be a lot stronger for Wipro than the first half was?
Suresh Senapaty: Well actually you have seen the demonstration of that in our guidance itself and we are talking about a guidance to growth of 7.5% without any new acquisition that is likely to come in the current quarter as compared to the last guidance that we had given where there were two acquisitions that came in during the course of the last quarter including one acquisition part impacted in Q1 and fully impacted in Q2, that itself speak for good outlook. We have embedded in our guidance in Q3, and Q4 is generally also a decent quarter, but as you know we keep giving you guidance on a quarter to quarter, but yes in a medium term basis it looks very robust and outlook is very good and encouraging.
CNBC: Morning Mr. A L Rao, and thanks for joining in. Could we talk a little bit about whether your offshore-onsite mix has seen it all between quarters in Q2?

Dr. A L Rao: This quarter there has been a change, slight reduction in the offshore mix, but it is not significant and we definitely would expect an improvement in the offshore mix in this quarter.
Suresh Senapaty: In some new projects that has been, like we said that the customer wins we have seen the numbers are very good, enterprise financial services as well as TMTS business, and that has resulted into some amount of onsite projects that has been taken, some are on the transition and we think that the good indication of what is to come.
CNBC: Okay we will take a short break. When we come back there will be more from the Wipro management. We are half an hour away from the opening. There is a big surprise on margin from the BPO front. More on that when we come back after the break.
Welcome back, in case you joined in late Wipro has turned in a positive surprise this quarter and we have been talking to the top management. Still half an hour to go before the markets open and we will be discussing markets in just a bit. Suresh Senapaty is with us. Now TK Kurien from Wipro BPO and Suresh Vaswani, Head IT Practices has joined in. Welcome and thanks.
Mr. Kurien morning to you. Where did the surprise come from because the margin surprise to a very large extent is from Wipro BPO. Could you just outline what happened in this quarter?
TK Kurien: Morning Udayan. Couple of reasons. If you go back to the past 5 quarters we have been kind of increasing our margins sequentially in every quarter, and really what we did was about a year ago we put in a couple of nuggets in the top line to change the mix of business and then on the operating front what we did was focus clearly on efficiencies in terms of reducing the amount of non-billable folks that we had and increasing our utilization, and that has really paid off.
CNBC: Sorry Kurien, we did not get the last bit, could you just elaborate the last bit when you are talking about the margins?
TK Kurien: What we did was in the top line we changed the mix of the business which we continued to do on an ongoing basis. On the operating cost line what we did was increased our utilization rates. So if you look at our utilization rates, it has been steadily going up. So it has been a pretty simple equation. As long as you get higher realization in the top line and you are able to reduce costs, you have increased operating margins. So I think......
CNBC: Good morning, so what sort of client additions did we have this quarter and where is your voice and non-voice at this point?
TK Kurien: Typically what we have done is that we have added a total of four customers this quarter, and if you look at the mix three of them have really been Wipro Technologies customers. So increasingly what we are doing is to benefit through the integration that we started about a year ago and that is sort of paying off. What we are doing integrating our services more and more. So that is one big part and if you look at our top line it has kind of gone up due to that, because though the headcount has come down the top line has actually gone up.
As far as voice and non-voice is concerned, typically, again going back to a couple of quarters ago when we laid out strategy, what we said is we want to increase our end-to-end business. That’s now lying at 21% of our top line and that clearly gives a better realization.
On the voice side we have completely exited some of the non-value added voice areas that we were working on. For example, some elements of voice based business we don’t do anymore. So our mix of business has changed to higher value added voice service on one end, and the other end what we have done is our integrated deals that is actually paying off.

CNBC: Suresh Vaswani, morning. What has been your experience this quarter in terms of what happened with IT Practices?
Suresh Vaswani: Our global IT Practices have done exceedingly well. Global IT Practices includes Infrastructure practice, testing practice and enterprise package implementation practice. All of them have grown double-digit sequentially. In infrastructure service and testing services we continue to be leaders in the market and here we have grown 70% year-on-year. We have had quite interesting wins across all the practices. Just to give an example, in our infrastructure services practice we won a contract for network management and network optimization from a large telecom service provider. In our package implementation practice we won a SAP implementation and global roll out contract from a large oil & gas major, as well as in the testing services practice we won an end-to-end managed testing services contract for testing of production applications of another oil & gas major.
Moving onto the total outsourcing business, which we launched last quarter, we have had two wins in the global market this quarter; one from a US consumer products company, and the other one from a utilities company based in UK. We have also had two total outsourcing contract wins in India on the back of several wins that we have had over the last couple of quarter.
I would like to also talk about our domestic business. Wipro Infotech, has grown 36% year-on-year, 48% in terms of services, which is roughly twice the rate of market growth here. We had good increase in profitability at 57%. We have had strong marquee wins, which includes another SAP implementation for the Aditya Birla group and a very interesting consulting contract for the Indian Railways for traffic optimization for both passenger and freight.
So all in all it has been a good quarter across global IT practices, across total outsourcing, and Wipro Infotech.
Suresh Senapaty: Just to supplement in Wipro Infotech we had two large wins, which would cumulate to about $100 million over a 5-10 year period. So which is good in the sense that the total outsourcing practice that we launched a few years back is gaining traction and these two wins are very good wins. As you know we have also launched Total Outsourcing on a global basis and there also the kind of pipeline that we are talking about and the wins that we saw last quarter as well as the earlier quarter has been very good and that has been one of the factors how we got a good growth in Q2 and look forward to similar good growth in Q3 onwards.
CNBC: Good luck for the second half. Gentlemen thanks very much as always for joining in.

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